SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 14, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release
January 14, 2004

Yahoo! sells equity investment in Zed

TeliaSonera has today confirmed Yahoo! Inc has exercised its option to sell back to TeliaSonera the original investment of 15 percent equity interest of Sonera Zed Ltd, that was granted in 2002. The transaction is made with the same terms as in 2002.

Zed is a leading provider of entertainment, communications and information services for mobile devices. Yahoo! announced in August 2002 it had acquired 15 percent of Zed along with the right, but not obligation, to acquire the remaining interests in Zed not held by Yahoo!, over a two year period, or to withdraw from the transaction. Yahoo! and Zed will maintain their commercial agreement to provide co-branded mobile services, including ring tones and Java games, across Europe.

The financial details of the transaction were not disclosed.

“We will continue to source another investor for Zed, which is not included in TeliaSonera’s core operations. Zed has demonstrated strong growth recently with a positive EBITDA and nearly doubled sales in 2003, which makes it a very interesting investment opportunity,” said Kim Ignatius, CFO of TeliaSonera.

Zed provides entertainment, communication and information services for mobile devices via direct relationships with 17 operators in six countries. As of September 2003, Zed had an average of 5 million active customers per month, who execute approximately 35 million commercial transactions per month. Zed’s suite of products includes ring tones, logos, picture messages, games, chat, sports, directory, stock quotes, traffic reports, pranks, horoscopes, news, finance, movie guides, currency converters, and restaurant guides. Zed was launched and started in Finland in October 1999. Zed has undergone a heavy restructuring during 2001 and has 170 employees.

_____________________________________________
For further information journalists can contact:
TeliaSonera’s Press Service, +46-(0)8-713 58 30
Yahoo! Europe, Sue Jackson, suej@europe.yahoo-inc.com, + 44 207 808 4526

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of September 2003 TeliaSonera had 11,558.000 mobile customers and 8,025,000 fixed customers and 1,555,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-September 2003 amounted SEK 60,7 billion (EUR 6.8 billion). The number of employees was 26,216.